Exhibit 99.1

XP INC. ACQUIRES INSURTECH DM10 STRENGTHENING

ITS PRESENCE IN THE INSURANCE SECTOR

São Paulo, Brazil, June 10, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced the acquisition of DM10, a marketplace that connects hundreds of independent distributors with the best Life Insurance and Pension Plan products, adding value through technology and education. With the transaction, XP enhances its distribution network in the insurance segment. One year after its inception, XP Seguros is the fastest growing company in the sector, according to FenaPrevi, and was the leader in net contributions and rollovers in the pension industry in April 2020. XP believes that it can be one of the market leaders in the next years by democratizing access to superior products and leveraging on its distribution expertise.

Founded in 2007, DM10 maintains a presence across the national territory and has a network of approximately 1,000 active brokers, who will now have access to XP's product platform, commercial support and technology. The company was the first in the industry to offer a fully digital, open architecture platform, with high quality brokers and ongoing development of exclusive and differentiated products along with partner insurers.

Roberto Teixeira, head of XP Seguros, expects the sector to change dramatically in the coming years because of the current economic scenario, regulatory changes and innovation: “Retirement planning cannot be built solely on fixed income products with the SELIC interest rate at the lowest level in history. In this new environment, Private Pensions become almost mandatory for any long-term investment portfolio. When we compare the penetration of products here in Brazil to other countries, there is still a huge disparity.”

“We want to make the same transformation in the Private Pension market as we did in investments. Looking ahead, we believe that we can continue to grow and gain market share by further democratizing access to superior products and leveraging the company’s distribution reach. In order to achieve that, XP will continue to invest heavily in technology to improve the digital experience of clients and brokers, offering full integration between Insurance products and the investment platform.”

For DM10, the transaction will accelerate access to high quality investments in the insurance world. CEO Daian Moura commented, “we have always believed in the value our partner brokers provide to clients, which has differentiated our network in recent years. I have no doubt that they will continue to be key agents and now, together with XP, we can improve the financial lives of millions of Brazilians who are currently investing in unsuitable, inefficient and expensive products.”

The completion of the transaction is subject to compliance with certain precedent conditions, including prior authorization from the Central Bank of Brazil, under the terms of the applicable regulations.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

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